UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

May 5, 2023

Commission File Number 001-41188

ADS-TEC ENERGY PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland

Telephone: +353 1 920 1000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

Promissory Notes

On May 5, 2023, ads-tec Energy Inc., a Delaware corporation (“Debtor”) and wholly-owned subsidiary of ads-tec Energy PLC (the “Company”) issued unsecured promissory notes with an aggregate principal amount of $12,875,000 (“Aggregate Principal Amount”) to certain lenders (the “Lenders”), with (i) $7,100,000 of such promissory notes having a maturity date of June 30, 2023 (the “June Promissory Note”) and (ii) $5,775,000 of such promissory notes having a maturity date of December 22, 2023 (the “December Promissory Notes” and, together with the June Promissory Note, the “Promissory Notes”). The Lenders include entities and individuals affiliated with Lucerne Capital, entities affiliated with UFO HOLDING AS, an entity formed under the laws of Norway, and the following parties related to the Company: Thomas Speidel, the Chief Executive Officer of the Company, Wolfgang Breme, the Chief Financial Officer of the Company, and ads-tec Holding GmbH, an entity formed under the laws of Germany an affiliate of the Company.

The Company may request drawdowns under the Promissory Notes from time to time; provided that (i) the principal amounts actually drawn down pursuant to the Promissory Notes do not exceed any Lender’s respective total commitment amount, and (ii) there shall be no more than five draws made during the term of any Promissory Note. The Promissory Notes bear interest at a rate of 10% per annum. The Debtor can prepay the Promissory Notes, in whole or in part, on any business day prior to June 30, 2023, with respect to the June Promissory Notes, or December 22, 2023, with respect to the December Promissory Notes, after the initial drawdown date, at the election of the Company.

The foregoing summary of the Promissory Notes is qualified in its entirety by reference to the form of Promissory Note attached hereto as Exhibit 10.1 and incorporated herein by reference.

Warrants

In connection with the Debtor’s entry into the Promissory Notes, on May 5, 2023, the Company entered into warrant agreements with the Lenders (the “Warrants”), pursuant to which the Lenders subscribed to purchase 1,716,667 duly authorized, fully paid, and nonassessable ordinary shares, nominal value $0.0001 per share (the “Warrant Shares”) of the Company, at a purchase price of $3.00 per Warrant Share. Each Warrant is exercisable, in whole or in part, from May 5, 2024 until 5:00 p.m., Eastern Time, on May 5, 2025. Regardless of either the amount the Debtor actually draws under the Promissory Notes or the amount each Lender actually funds pursuant to their respective Promissory Notes, each Lender may exercise its respective Warrant for such Lender’s total pro rata amount of Warrant Shares, calculated by multiplying the quotient of such Lender’s respective commitment amount over the Aggregate Commitment Amount by the total number of Warrant Shares.

The foregoing summary of the Warrants is qualified in its entirety by reference to the form of Warrant attached hereto as Exhibit 10.2 and incorporated herein by reference.

Guarantee Agreements

In connection with the Debtor’s entry into the Promissory Notes, on May 5, 2023, the Company entered into a guarantee agreement with the Lenders (the “Company Guarantee Agreement”). Additionally, on May 5, 2023, ads-tec Energy GmbH, an entity formed under the laws of Germany and wholly owned subsidiary of the Company (“German Sub”), entered into a guarantee agreement with the Lenders (the “German Guarantee Agreement,” and together with the Company Guarantee Agreement, the “Guarantee Agreements). Pursuant to the Guarantee Agreements, the Company and the German Sub agreed to provide guarantees for the Debtor’s obligations, including all monies, obligations and liabilities thereafter due, owing or incurred by the Debtor to the Lenders under the Promissory Notes, including interest (including interest capitalized or rolled up and default interest) at such rates and upon such terms as may from time to time be payable by the Debtor to the Lender. Additionally, pursuant to the Company Guarantee Agreement, the Company agreed to liability as the sole and primary guarantor for the Debtor’s obligations.

The foregoing summary of the Guarantee Agreements is qualified in its entirety by reference to the Company Guarantee Agreement and the German Guarantee Agreement, which are attached hereto as Exhibits 10.3 and 10.4, respectively, and incorporated herein by reference.

The information furnished in this Form 6-K, including the information contained in Exhibit 99.1 and 99.2, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by a specific reference in such filing.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 6-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “hope,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include the Company’s expectations with respect to future performance and involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s control and are difficult to predict. Factors that may cause such differences include but are not limited to risks and uncertainties incorporated by reference under “Risk Factors” in the Company’s Form 20-F (SEC File No. 001-41188) filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 28, 2022 and in the Company’s other filings with the SEC. The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

Exhibit List

Exhibit No.	Description
10.1	Form of Promissory Note, dated May 5, 2023, by and between the Debtor and the Lenders.
10.2	Form of Warrant, dated May 5, 2023, by and between the Company and the Lenders.
10.3	Guarantee Agreement, dated May 5, 2023, by and between the Company and the Lenders.
10.4	Guarantee Agreement, dated May 5, 2023, by and between the German Sub and the Lenders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 11, 2023	ads-tec Energy PLC

	By:	/s/ Wolfgang Breme
	Name:	Wolfgang Breme
	Title:	Chief Financial Officer

3